Filed Pursuant to Rule 424B(5)
                                                  Registration No. 333-56051



PROSPECTUS SUPPLEMENT
---------------------
(To prospectus dated June 15, 1998)


                                  $130,000,000

                              HRPT Properties Trust

                   8-1/2% Monthly Income Senior Notes due 2013

     The notes bear interest at the rate of 8-1/2% per year. Interest on the notes is payable monthly on the 15th day of each month beginning January 15, 1999. The notes mature on November 15, 2013. We may not redeem the notes prior to November 15, 2003. From and after November 15, 2003, we may redeem some or all of the notes from time to time before they mature. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest. The notes do not have the benefit of any sinking fund.


     The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

                               ----------------


                                                           Per Note        Total
                                                           --------        -----
     Public Offering Price (1) ..........................     100%      $130,000,000
     Underwriting Discount ..............................       3%      $  3,900,000
     Proceeds, before expenses, to HRPT Properties Trust       97%      $126,100,000


   (1) Purchasers will also be required to pay accrued interest from November 30, 1998, if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the Underwriters a 30-day option to purchase additional notes in an aggregate principal amount up to $19,500,000 on the same terms and conditions as these notes in order to satisfy overallotments, if any.

     We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 30, 1998.


                                ----------------

Merrill Lynch & Co.
      Donaldson, Lufkin & Jenrette
           A.G. Edwards & Sons, Inc.
                 Legg Mason Wood Walker
                      Incorporated
                             Morgan Stanley Dean Witter
                                   PaineWebber Incorporated
                                         Prudential Securities Incorporated
                                                  Salomon Smith Barney


                                ----------------


          The date of this prospectus supplement is November 24, 1998.

                               Table of Contents

                                                                            Page
                                                                           -----
                       Prospectus Supplement
Summary ..................................................................  S-3
Recent Developments ......................................................  S-7
Capitalization ...........................................................  S-9
Use of Proceeds ..........................................................  S-9
The Company ..............................................................  S-9
Financing Policy .........................................................  S-12
Lease Expirations ........................................................  S-13
The Tenants ..............................................................  S-14
Management ...............................................................  S-16
Description of the Notes .................................................  S-18
Certain Federal Income Tax Considerations ................................  S-24
Underwriting .............................................................  S-27
Ratings ..................................................................  S-29
Legal Matters ............................................................  S-29
Incorporation of Certain Information by Reference ........................  S-30
Where You Can Find More Information ......................................  S-30
Forward-Looking Statements ...............................................  S-31
Glossary .................................................................  S-32
Index to Consolidated Financial Statements ...............................  F-1
                             Prospectus
Available Information ....................................................   ii
Incorporation of Certain Documents by Reference ..........................   ii
The Company ..............................................................    1
Use of Proceeds ..........................................................    1
Ratio of Earnings to Fixed Charges .......................................    1
Description of Debt Securities ...........................................    1
Description of Shares ....................................................   10
Description of Preferred Shares ..........................................   11
Description of Depositary Shares .........................................   17
Description of Warrants ..................................................   19
Description of Convertible Subordinated Debentures .......................   20
Limitation of Liability; Shareholder Liability ...........................   20
Redemption; Business Combinations and Control Share Acquisitions .........   21
Plan of Distribution .....................................................   24
Legal Matters ............................................................   25
Experts ..................................................................   25


     In this prospectus supplement, the term "HRP" includes HRPT Properties Trust and its consolidated subsidiaries. Unless otherwise noted, the information contained in this prospectus supplement is as of October 31, 1998 and assumes that the transactions described below in "Recent Developments--Investments" have been completed, including the acquisition of the three office properties that we have not yet acquired. This offering of notes is not contingent on the completion of these transactions, and we cannot assure you that they will be completed.

     In presenting "adjusted" information in this prospectus supplement, we have assumed that the offering has been completed and that we have applied the net proceeds of the notes as we currently intend. In presenting "adjusted pro forma" information, we have made the same assumptions and have also assumed that we have completed all the transactions described in the Unaudited Adjusted Pro Forma Consolidated Financial Statements that are included and incorporated by reference in this prospectus supplement. Unless we state otherwise, we have assumed throughout this prospectus supplement that the Underwriters' overallotment option is not exercised.

                                    SUMMARY

     This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus. You should also read the documents to which we have referred you in "Incorporation of Certain Information by Reference."


                                  THE COMPANY

     HRPT Properties Trust ("HRP") is a real estate investment trust ("REIT") that acquires, owns and leases office buildings and healthcare properties. We currently own or have entered agreements to acquire a total of 257 properties costing $3.1 billion, which are located in 36 states and the District of Columbia. Sixty-eight percent (68%) of our investments are commercial office buildings. We have a total market capitalization of $3.2 billion, including $2.1 billion of equity.


                     [Tabular Representation of Pie Charts]

HRP Investment Portfolio                HRP Capitalization
(at cost, dollars in millions)          (book basis, dollars in millions)

Office         $2,113     68%           Equity    $1,839    63%
Healthcare     $  895     29%           Debt      $1,093    37%
Other          $  100      3%


     Our ability to pay debt depends primarily upon our receipt of rents from tenants. Our largest tenant is the U.S. Government, which rents 29 office buildings that we purchased for $454 million. Our largest commercial tenant is Marriott International, Inc., an investment grade rated company, which rents 14 retirement communities purchased for $325.5 million. Almost 74% of our rents come from companies that are rated investment grade or are publicly owned. Moreover, only 26% of our revenues come from leases that expire before 2003.


                 HRP Tenant Strength
                                        Percentage of
      Tenant                            Total Revenues
      ------                            --------------
      U.S. Government ................       16.9%
      Marriott International .........        7.4
      Other Investment Grade
        Tenants ......................       23.6
      Other Publicly Owned Tenants           25.8
      Other Tenants ..................       26.3
                                            -----
      Total ..........................      100.0%
                                            =====


                 HRP Lease Maturities
                                        Percentage of
      Year                              Total Revenues
      ----                              --------------
      1998 ...........................        2.7%
      1999 ...........................        3.8
      2000 ...........................        4.0
      2001 ...........................       10.8
      2002 ...........................        4.9
      2003-2008 ......................       38.4
      After 2008 .....................       35.4
                                            -----
      Total ..........................      100.0%
                                            =====

                              FINANCING POLICIES

      Throughout our operating history we have maintained a conservative balance sheet:


                     Debt as a Percentage of Total Capital



                                             Book Basis     Market Basis
                                             ----------     ------------
         Since inception ................      32.3%           25.2%
         Past 10 years ..................      32.3%           24.9%
         Past 5 years ...................      31.6%           24.1%
         Past year ......................      35.8%           28.8%
         At September 30, 1998 ..........      34.9%           31.7%


     Since 1994 Moody's Investor Service, Standard & Poor's Rating Services and Fitch IBCA, Inc. have rated our debt investment grade. In June 1998 Moody's upgraded the rating on our outstanding subordinated convertible debt to investment grade. At the same time Moody's affirmed our senior debt rating at Baa2. Also in June 1998 Standard & Poor's and Fitch affirmed the ratings on our senior debt as BBB and BBB+, respectively; and Standard & Poor's placed our senior debt on "positive outlook."

     The notes have the benefit of financial covenants. The following table shows the financial ratios contained in these covenants for HRP at September 30, 1998 and on an adjusted pro forma basis assuming the completion of this offering, the application of the net proceeds from this offering and the completion of the other transactions described in the Unaudited Adjusted Pro Forma Consolidated Financial Statements.




                                                                Historical at        Adjusted Pro Forma
              Covenant                   Required Ratio      September 30, 1998     at September 30, 1998
              --------                   --------------      ------------------     ----------------------
Debt/Adjusted Total Assets .........   no more than 60%                31.0%                    34.7%

Secured Debt/Adjusted
 Total Assets ......................   no more than 40%         less than 1%             less than 1%

Consolidated Income Available
 for Debt Service/Annual
 Debt Service ......................     at least 1.5x                4.3x                      4.0x

Total Unencumbered Assets/
 Unsecured Debt ....................     at least 200%               312.9%                   291.0%

                                 THE OFFERING

     The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, including capitalized terms, see "Description of the Notes" and "Glossary" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.





Total Principal Amount ......... $130,000,000

Maturity Date .................. The notes will mature on November 15, 2013, unless previously redeemed.

Interest Payment Dates ......... The 15th day of each calendar month beginning on January 15, 1999.

Ranking ........................ The notes are senior obligations of HRP. They are not secured by any of our property or assets, and as a result you will be one of our unsecured creditors. The notes are not obligations of any of our Subsidiaries. The notes will rank equally with all of our other unsecured senior indebtedness, including indebtedness we incur in the future. However, the notes will be effectively subordinated to any mortgages and other secured indebtedness we incur, and to all indebtedness of our Subsidiaries.

Optional Redemption ............ We may not redeem any of the notes prior to November 15, 2003. From and after November 15, 2003, we may redeem some or all of the notes from time to time before they mature. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest.
                                 The notes will not have the benefit of a sinking fund.

Use of Proceeds ................ We estimate that our net proceeds from the offering will be approximately
                                 $125.9 million. We intend to use these proceeds to repay part of our bank borrowings and for general business purposes.

Limitations on Incurrence
 of Debt ....................... Various covenants will apply to the notes, including the following:

                                 (1) We will not incur Debt if the new Debt would cause total Debt to be more than 60% of Adjusted Total Assets.

                                 (2) We will not incur Secured Debt if the new Secured Debt would cause total
                                     Secured Debt to be more than 40% of Adjusted Total Assets.

                                 (3) We will not incur Debt if the new Debt would cause the ratio of
                                     Consolidated Income Available for Debt Service to Annual Debt Service for
                                     our most recently completed four fiscal quarters to be less than 1.5 to
                                     1, determined on a pro forma basis after giving effect to certain assumptions.

                                 (4) We will maintain Total Unencumbered Assets of at least 200% of Unsecured
                                     Debt.

 SUMMARY HISTORICAL AND ADJUSTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following table contains certain summary financial information with respect to HRP. This information is derived from our audited and unaudited consolidated financial statements and the Unaudited Adjusted Pro Forma Consolidated Financial Statements that are included or incorporated by reference in this prospectus supplement. Those statements and their footnotes contain more detailed information that you should read in order to fully understand the following summary information. For definitions of certain capitalized terms see "Glossary" in this prospectus supplement. We consider FFO to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs. FFO does not represent cash flow from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of HRP's financial performance or to cash flows as a measure of liquidity.

                                                                                                              Nine Months Ended
                                                       Year Ended December 31,                                  September 30,
                               ------------------------------------------------------------------------ ----------------------------
                                    1993          1994          1995           1996           1997           1997           1998
                               ------------- ------------- -------------- -------------- -------------- -------------- -------------
                                                             (in thousands, except per share amounts)            (unaudited)
Operating Data:
 Total revenues ..............   $  56,485     $  86,683     $  113,322     $  120,183     $  208,863     $  145,695     $  252,203
 Net income ..................      33,417        49,919         64,236         73,254        114,000         77,477        105,304
 Dividends ...................      44,869        76,317         83,954         94,299        144,271        107,684        140,353
Per Share:
 Net income (basic and
   diluted) ..................   $    0.97     $    0.95     $     1.08     $     1.11     $     1.24     $     0.86     $     0.91
 Dividends ...................        1.30          1.33           1.38           1.42           1.46           1.09           1.14
 Average shares outstanding ..      34,407        52,738         59,227         66,255         92,168         89,918        115,931
Other Data:
 FFO .........................   $  46,566     $  71,851     $   84,638     $   99,106     $  146,312     $  105,241     $  153,228
 FFO per basic share .........        1.35          1.36           1.43           1.50           1.59           1.17           1.32
 FFO per diluted share .......        1.35          1.36           1.43           1.49           1.57           1.16           1.30
 Ratio of Earnings to Fixed
   Charges ...................        6.8x          6.7x           3.4x           4.3x           3.9x           3.9x           3.3x




                                                                   December 31,                                 September 30, 1998
                                         -----------------------------------------------------------------  ------------------------
                                                                                                                          Adjusted
                                             1993        1994         1995          1996          1997        Actual      Pro Forma
Balance Sheet Data:                      ----------- ----------- ------------- ------------- -------------  ----------   -----------
 Real estate investments, cost ......... $542,092    $806,560    $1,019,477    $1,259,006    $2,184,445     $2,967,970    $3,119,299
 Real estate investments, net ..........  507,123     766,990       963,622     1,182,085     2,072,776      2,814,833     2,966,162
 Total assets ..........................  527,662     840,206       999,677     1,229,522     2,135,963      2,926,096     3,034,096
 Total borrowings ......................   73,000     216,513       269,759       492,175       787,879        984,664     1,092,664
 Total shareholders' equity ............  441,135     602,039       685,592       708,048     1,266,260      1,838,568     1,838,568



                              RECENT DEVELOPMENTS

     From January 1, 1998 through the date hereof, we have engaged in the following significant activities.


Investments

     1998 Investments. We have purchased 53 properties with 7.5 million square feet for $970 million:




Investments Over $20 Million (dollars in 000's)

                Location                           Major Tenants              Investment   Square Feet
                --------                           -------------              ----------   -----------
Philadelphia, PA ...................... Mellon Bank, FMC Corporation         $   247,530  1,258,560
Philadelphia, PA ...................... PNC Bank                                 115,408    825,374
Washington, D.C. ...................... Inter-American Development Bank           59,791    187,832
Wilmington, DE ........................ Chase Manhattan Bank                      44,146    256,924
Austin, TX ............................ Motorola, Inc.                            40,700    210,682
Austin, TX ............................ Solectron Corporation                     34,837    456,135
Rockville, MD ......................... U.S. Food and Drug Administration         32,528    187,616
Quincy, MA (2 buildings) .............. Putnam Investments, Inc.                  31,885    222,726
Austin, TX ............................ Raytheon Company                          24,913    422,646
Memphis, TN ........................... U.S. Bankruptcy Court                     22,057    203,931

Other Investments (dollars in 000's)

            Location (metro area)              Number of Buildings           Investment   Square Feet
            ---------------------              -------------------           ----------   -----------
Austin, TX ............................ Six buildings                        $    61,754    615,126
Minneapolis, MN ....................... Three buildings                           38,580    511,994
Pittsburgh, PA ........................ Three buildings                           34,793    427,424
Philadelphia, PA ...................... Three buildings                           15,878    126,019
Boston, MA ............................ Two buildings                             15,590    138,111
Cincinnati, OH ........................ One building                              15,283    156,175
Dallas, TX ............................ Two buildings                             13,915    133,750
Other locations ....................... 20 buildings                             120,577  1,151,428


     Committed Acquisitions. We have entered purchase agreements to acquire three properties for $20.6 million. We expect to buy these properties during the remainder of 1998 or in early 1999.

     Other Investment Activities. In the normal course of our business we regularly evaluate opportunities to acquire properties. We currently have several such investment opportunities under consideration. However, other than the transactions described above, none of these investment opportunities has matured to the point where we have entered into a purchase agreement. We may agree to acquire additional properties involving material amounts before the end of 1998.


Financing

     Common Stock. During February and March 1998 we sold 6,977,575 common shares in four offerings to unit investment trusts sponsored by certain investment banks. In June 1998 we sold 25 million shares in a public offering. These offerings raised a total of $612.4 million in gross proceeds ($580.3 million net of expenses and underwriting discount).

     Unsecured Debt. During February 1998 we issued $100 million of unsecured 6.70% Senior Notes that mature in February 2005 and $50 million of unsecured Remarketed Reset Notes that mature in July 2007. The Remarketed Reset Notes currently bear interest at LIBOR (reset quarterly) plus a spread, but the spread, interest reset period and other terms may change in July 1999. In August 1998 we issued $160 million of unsecured 6.875% Senior Notes that mature in August 2002.

     Bank Credit Facility. We use our bank credit facility (the "Bank Credit Facility") for interim acquisition funding and for working capital until we raise equity or long term debt. At January 1, 1998, the Bank Credit Facility permitted borrowings up to $450 million and was scheduled to mature in March 2001. In April 1998 the Bank Credit Facility was expanded to permit borrowings up to $500 million and its maturity was extended to April 2002. At November 24, 1998, there was $223.5 million drawn on the Bank Credit Facility.


Asset Sales

     $44.4 Million of Healthcare Properties Sold. Since January 1, 1998, we have sold four nursing homes for $11.4 million. During this period we have also received full repayments for $33.0 million of mortgages secured by eight nursing homes.

     Possible Disposition of Other Healthcare Real Estate. We are currently in negotiations for the possible sale of certain additional nursing homes where the tenant revenues are highly dependent upon government payment programs such as Medicare and Medicaid. The majority of our remaining healthcare real estate investments are concentrated in retirement housing, assisted living facilities and traditional nursing homes where we receive tenant revenues from private (non-Government) payors or where the net tenant revenues substantially exceed our rents. We are now considering various possibilities to separately finance these remaining, high quality, healthcare facilities. We can not assure you that these sale negotiations or possible healthcare financing strategies will be successfully completed.


Other Matters

     Improving Investment Grade Ratings. In June 1998 Moody's upgraded the rating on our subordinated convertible debt to investment grade (Baa3). At the same time, Moody's affirmed our senior debt rating at Baa2. Also in June of 1998, Standard & Poor's and Fitch affirmed our senior debt ratings as BBB and BBB+, respectively; and Standard & Poor's placed our senior debt on "positive outlook."

     Change of Name to "HRPT Properties Trust." On July 1, 1998, we changed our name from "Health and Retirement Properties Trust" to "HRPT Properties Trust." This name change is intended to call attention to the fact that we invest in commercial office properties as well as healthcare related real estate.

     Addition of New Trustee. On June 16, 1998, Patrick F. Donelan was elected as a Trustee. Mr. Donelan filled a vacancy created by the death of Ralph J. Watts. Mr. Donelan is currently Executive Vice President of Dresdner Kleinwort Benson North America LLC of New York, a subsidiary of Dresdner Bank AG of Germany.

                                CAPITALIZATION

     The following table sets forth HRP's capitalization at September 30, 1998 and on an adjusted pro forma basis assuming completion of this offering and completion of the transactions described in the Unaudited Adjusted Pro Forma Consolidated Financial Statements.



                                                                       September 30, 1998
                                                                 -------------------------------
                                                                     (dollars in thousands,
                                                                    except per share amounts)
                                                                                     Adjusted
                                                                     Actual          Pro Forma
                                                                 --------------   --------------
Debt:
  Bank Credit Facility .......................................     $   95,000       $   73,000
  Mortgage debt payable ......................................         25,399           25,399
  8.5% Monthly Income Senior Notes due 2013 ..................             --          130,000
  Senior notes payable, net ..................................        659,402          659,402
  7.25% Convertible Subordinated Debentures due 2001 .........         40,000           40,000
  7.5% Convertible Subordinated Debentures due 2003 ..........        164,863          164,863
                                                                   ----------       ----------
     Total debt ..............................................        984,664        1,092,664
                                                                   ----------       ----------
Shareholders' equity:
  Preferred shares of beneficial interest, par value $.01
   per share; 50,000,000 authorized; none issued .............             --               --
  Common shares of beneficial interest, par value $.01
   per share; 150,000,000 shares authorized; 131,547,178
   shares issued and outstanding .............................          1,315            1,315
  Additional paid-in capital .................................      1,964,878        1,964,878
  Cumulative net income ......................................        525,602          525,602
  Dividends ..................................................       (653,227)        (653,227)
                                                                   ----------       ----------
     Total shareholders' equity ..............................      1,838,568        1,838,568
                                                                   ----------       ----------
Total capitalization .........................................     $2,823,232       $2,931,232
                                                                   ==========       ==========


                                USE OF PROCEEDS


     We estimate that the net proceeds of this offering will be approximately $125.9 million. We expect to use the net proceeds of this offering to repay amounts outstanding under the Bank Credit Facility and for general business purposes. The Bank Credit Facility bears interest at LIBOR plus a spread and matures in April 2002. At November 3, 1998, the effective interest rate on the Bank Credit Facility was 6.0% per annum.


                                  THE COMPANY

     HRP is a REIT that acquires, owns and leases office buildings and healthcare properties. HRP is organized as a Maryland real estate investment trust. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458 and our telephone number is (617) 332-3990.

     HRP is one of the largest publicly traded REITs in the United States. We have a total market capitalization of $3.2 billion, including $2.1 billion of equity. We currently own or have entered agreements to acquire a total of 257 properties costing $3.1 billion, which are located in 36 states and the District of Columbia. Three percent of our assets, at cost, is an investment in another REIT, Hospitality Properties Trust ("HPT"), a NYSE listed company that we formed in 1995.

PROPERTIES

     We have investments totaling $3.1 billion in 257 properties located in 36 states and the District of Columbia.


                          Location of HRP Properties



    [GRAPHIC OF MAP OF THE UNITED STATES SHOWING LOCATIONS OF HRP PROPERTIES]





                                  Number of        Investment
             State                Properties     (in thousands)
             -----                ----------     --------------
Alaska .......................       1            $    1,000
Arizona ......................       9                64,854
California ...................      31               328,471
Colorado .....................      11                56,155
Connecticut ..................      10               106,702
Delaware .....................       1                44,146
District of Columbia .........       5               207,257
Florida ......................      10               148,670
Georgia ......................       5                15,234
Illinois .....................       2                98,743
Iowa .........................       7                 8,204
Kansas .......................       4                 8,452
Louisiana ....................       1                19,042
Maryland .....................       8               191,299
Massachusetts ................      34               251,404
Michigan .....................       2                 9,204
Minnesota ....................       3                38,580
Missouri .....................       3                11,564
Nebraska .....................      10                10,722
New Hampshire ................       1                 3,754
New Jersey ...................       5                42,949
New Mexico ...................       2                11,011
New York .....................       6               184,732
North Carolina ...............       5                 9,197
Ohio .........................       4                26,970
Oklahoma .....................       1                24,762
Pennsylvania .................      16               546,590
Rhode Island .................       1                 8,010
South Dakota .................       3                 7,589
Tennessee ....................       1                22,057
Texas ........................      24               282,830
Vermont ......................       8                29,768
Virginia .....................       6                90,380
Washington ...................       4                40,931
West Virginia ................       1                 4,898
Wisconsin ....................       8                33,902
Wyoming ......................       4                17,564
                                    --            ----------
Total Properties .............     257             3,007,597
Investment in HPT ............................       100,000
                                                  ----------
Total Investments ............................    $3,107,597
                                                  ==========

Commercial Office Properties

     We began to invest in multi-tenant medical office buildings in the early 1990s. After the acquisition of a portfolio of 28 properties leased to the U.S. Government, we developed the infrastructure to acquire and manage office buildings on a nationwide basis. We believe that certain current business trends have created favorable investment opportunities for commercial office properties: institutional investors have begun disposing of their direct ownership of properties and investing in more liquid real estate securities; purchasers of distressed properties in the early 1990s are now divesting their improved assets; and many businesses are selling their owned real estate to invest proceeds in core activities. Although there are other REITs and companies that specialize in acquiring and owning commercial office properties, we believe that these trends will afford us numerous investment opportunities at attractive prices for several years. Moreover, unlike most REITs that focus exclusively upon commercial office properties, our focus to date has been to acquire stabilized office properties with long term leases to strong credit tenants, rather than properties that afford immediate turnaround potential because of vacancies or short term leases.


Government Office Properties

     Most U.S. Government office space requirements are managed by the General Services Administration ("GSA"). Most large GSA leases are written for initial terms of 10 to 20 years plus tenant renewal options totaling an additional 5 to 20 years. Many GSA leases, including leases for some of our properties, permit the Government to terminate by notice given any time after a so-called "firm term." The weighted average remaining firm term for our Government tenants is approximately six years. From 1980 to September 1996 the amount of space leased by the GSA increased from 139 million square feet to 146 million square feet. This increase in U.S. Government leased space occurred despite a declining civilian Government work force, as federal civilian employment decreased approximately 9% from 2.2 million employees in 1980 to 2.0 million employees in 1995. We believe that the GSA's long term demand for leased space will continue to be strong as a result of federal budget pressure to limit capital expenditures and the need to use funds available for capital expenditures to modernize the GSA inventory of owned buildings, over half of which exceed 50 years of age. Based upon the Government's investments in tenant improvements to our properties, the high cost of relocation and the stability of the missions and space requirements of the Government agencies that occupy our properties, we believe that there is a high probability of GSA lease renewals for our properties through their renewal options, and in many cases beyond those periods. Moreover, because of the locations of many of these Government leased properties and the high standards to which they have been developed, we may be able to lease or sell most of these properties to commercial users in the event the Government terminates or fails to renew any of these leases.


Healthcare Properties

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. We believe that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Certain recent federal and state legislation seeks to limit the amount of growth in Government expenditures for Medicare and Medicaid. These limitations may adversely affect the profitability of healthcare operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These Government funding limitations will likely also make it less profitable to construct new healthcare facilities and this may increase the value of existing facilities. We believe that the net effect of these demographic and legislative changes will be to make it less profitable to provide services and facilities for Government funded patients and more profitable to provide services and facilities for non-Government funded patients. We intend to respond to these changes in three ways: (i) by focusing new investments in healthcare properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities and nursing homes with a high percentage of private pay revenues;
(ii) by encouraging and making funding available to our tenants to improve the properties that they lease from us in order to attract a greater amount of non-Government revenues and (iii) whenever possible, by making new investments in properties leased to well capitalized operators.


Equity Investment in HPT


     HRP has invested $100 million and owns 4,000,000 common shares of beneficial interest of HPT, which constitute 9.3% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT was organized in February 1995 as an outgrowth of our relationship with Host Marriott Corporation and Marriott International, Inc. ("Marriott"), which arose from our previous investment in retirement communities leased to Marriott. In August 1995 HPT completed an initial public offering of shares and on October 31, 1998, had a total equity market capitalization of $1.1 billion. HPT currently owns or has commitments to purchase 167 hotels, which are located in 35 states and contain 22,367 rooms. We receive dividends on our HPT shares at the current annual rate of $2.64 per share. Our financial reports include our share of HPT's operating results under the equity method of accounting. HPT shares are listed on the NYSE, and on November 24, 1998 the last reported sale price for HPT shares was $25-15/16 per share.



                               FINANCING POLICY


     We consider making equity offerings when, in our judgment, doing so will improve our capital structure while not materially adversely affecting the market value of our shares or impeding our ability to increase regularly our per share dividend rate. In addition to the use of equity, we utilize short term and long term borrowings to finance investments and to pay operating expenses. Our unsecured senior indebtedness has been rated investment grade by Standard & Poor's, Moody's and Fitch. The borrowing guidelines established in our Bank Credit Facility and by our Board of Trustees prohibit a debt to book capitalization ratio of greater than .50 to 1, except in certain limited circumstances. After completion of this offering and the application of the net proceeds, our as adjusted debt to book capitalization ratio will be approximately .37 to 1. As of November 24, 1998, approximately $204.9 million of our total debt consisted of subordinated convertible debentures, convertible into common shares at $18.00 per share. If these debentures were converted into common shares, our as adjusted debt to book capitalization ratio would be approximately .30 to 1. We may in the future choose to modify our debt to book capitalization guidelines. We cannot assure you that any debentures will be converted or that equity or debt capital will be available in the future on reasonable terms to fund our operations or growth.

                               LEASE EXPIRATIONS

     The following table sets forth the percentage of our annual revenues represented by leases and mortgages that expire or mature in the years indicated.



                                                 Adjusted Pro Forma     Percentage of
      Year                                      Annual Revenues (1)    Annual Revenues
      ----                                      -------------------    ---------------
                                               (dollars in thousands)
      1998 ............................         $ 10,889                2.7%
      1999 ............................           15,423                3.8
      2000 ............................           16,187                4.0
      2001 ............................           43,432               10.8
      2002 ............................           19,625                4.9
      2003 ............................           39,058                9.7
      2004 ............................           22,750                5.6
      2005 ............................           29,856                7.4
      2006 ............................           38,349                9.5
      2007 and thereafter (2) .........          167,621               41.6
                                                --------              -----
      Totals: .........................         $403,190              100.0%
                                                ========              =====

---------------------
(1) Adjusted pro forma annual revenues are annualized revenues for the period ended September 30, 1998, and assume all acquisitions described in "Recent Developments--Investments" have occurred. Most of our commercial office buildings and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of our healthcare properties are leased on a net lease basis. Accordingly, the revenues received from our commercial and Government office properties are not necessarily indicative of net operating income from those properties, and our revenues and percentage of total revenues are not necessarily indicative of our net operating income or FFO likely to be realized.

(2) Includes the pro rata share of HPT's FFO. All of HPT's leases expire after 2007. We report income and FFO derived from our investment in HPT using the equity method of accounting. We believe the pro rata share of HPT's FFO included above is an appropriate means to reflect our lease expirations.

                                  THE TENANTS

     Our financial condition depends, in large part, upon the financial condition of our tenants. Our largest tenants are the U.S. Government and Marriott. Almost 48% of our annual revenues are derived from tenants whose unsecured obligations are rated investment grade. Another 26% of our revenues come from other public companies that are not rated investment grade but for whom credit evaluation information is readily available.



                                                      Adjusted Pro Forma     Percentage of
      Tenant                                         Annual Revenues (1)    Annual Revenues
      ------                                         -------------------    ----------------
                                                    (dollars in thousands)
      U.S. Government ......................         $ 68,338               16.9%
      Marriott .............................           29,868                7.4
      Other Investment Grade Tenants .......           94,973               23.6
      Other Publicly Owned Tenants (2) .....          103,996               25.8
                                                     --------              -----
      Subtotal Investment Grade and Publicly
       Owned Tenants .......................          297,175               73.7
      Other Tenants ........................          106,015               26.3
                                                     --------              -----
      Totals: ..............................         $403,190              100.0%
                                                     ========              =====

---------------------
(1) Adjusted pro forma annual revenues are annualized revenues for the period ended September 30, 1998, and assume all acquisitions described in "Recent Developments--Investments" have occurred. Most of our commercial office buildings and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of our healthcare properties are leased on a net lease basis. Accordingly, the revenues received from our commercial and Government office properties are not necessarily indicative of net operating income from those properties, and our revenues and percentage of total revenues are not necessarily indicative of our net operating income or FFO likely to be realized.

(2) Includes the $100 million investment in HPT and the pro rata share of HPT's FFO. HPT's senior debt is rated investment grade by Standard & Poor's (BBB-) and by Moody's (Baa3). However, our investment in HPT is an equity investment and not a debt obligation of HPT. We report income and FFO derived from our investment in HPT using the equity method of accounting. We believe the pro rata share of HPT's FFO should be included in the percentage of revenues derived from publicly owned companies, as all of HPT's hotels are currently operated by affiliates of publicly owned companies.

     U.S. Government. Most of our U.S. Government leases are undertaken by the GSA and assigned to other Government agencies including the U.S. Department of Veterans Affairs, Internal Revenue Service, U.S. Department of Agriculture, National Institute of Standards and Technology, U.S. Defense Information Systems, and U.S. Department of Energy. All of these leases are general obligations of the U.S. Government.

     Marriott International. Marriott is a NYSE listed company with an equity market capitalization of $6.9 billion as of November 1, 1998. In addition to its retirement housing and assisted living properties, some of which are leased from us, Marriott owns and operates hotels and other businesses on a worldwide basis and has announced revenues for the first three quarters of 1998 of approximately $7 billion. Marriott has unconditionally guaranteed its lease obligations to us. Marriott's senior credit obligations are rated investment grade by Standard & Poor's (BBB) and Moody's (Baa2).

     Investment Grade Tenants. We lease office space to the following investment grade companies or their subsidiaries: Aetna Inc., AT&T Corp., Bell Atlantic Corporation, Bristol-Myers Squibb Co., Chase Manhattan Corp., Cigna Corp., Druck Corporation, Eastman Kodak Co., FedEx Incorporated, FMC Corporation, Ford Motor Credit Corp., GMAC Corp., Goldman Sachs & Co., Hoechst AG, IBM Corp., Legg Mason Wood Walker, Incorporated, The Limited, Marriott International Inc., Marsh McLennan, Inc., Mellon Bank Corp., Merck & Co., Inc., Merrill Lynch & Co., Mobile Corp., Motorola, Inc., New York Life Insurance Company, Northern Telecom Ltd., Oracle Corp., PNC Bank Corp., Raytheon Company, SBC Communications, Inc., Schering-Plough Corporation, SmithKline Beecham Corporation, USF&G Corporation, Wells Fargo & Co. and World Financial Network National Bank.

Certain of our properties are leased to not-for-profit entities that are investment grade rated: two medical office buildings in Boston, Massachusetts are principally leased to affiliates of Boston's Beth Israel Hospital, Boston's Children's Medical Center and Harvard Pilgrim Healthcare (a Boston area not-for-profit health maintenance organization); a medical office building in Aurora, Colorado is leased to Columbia HealthOne LLC (a joint venture between Columbia/HCA Healthcare Corporation and HealthOne, Inc., a not-for-profit healthcare system); and Cedars Sinai Medical Center, a not-for-profit hospital based in Los Angeles, is the largest tenant in two medical office buildings and garages (which we own) attached to that hospital.

     Other Public Company Tenants. We also lease to the following publicly owned tenants or their subsidiaries: Advanced Micro Devices, Inc., Alliance Pharmaceutical Corp., Apollo Group, Inc., ARV Assisted Living Inc., Brookdale Living Communities, Inc., Cisco Systems, Inc., Concentra Managed Care, Inc., Corvas International, Inc., CytoTherapeutics, Inc., Danka Business Systems plc, Focal, Inc., General Dynamics Corporation, Genesis Health Ventures, Inc., IBAH Inc., Integrated Health Services, Inc., Laboratory Corp. of America Holdings, Mariner Post-Acute Network Inc., MedPartners, Inc., National Instrument Corporation, NCO Group, Inc., Neurocrine Biosciences Inc., Ohio Casualty Corporation, Owens & Minor, Inc., Paging Network, Inc., Paychex, Inc., PSW Technologies, Inc., Quest Diagnostics Incorporated, Silicon Graphics, Inc., Sun Healthcare Group, Inc., Sun Microsystems, Inc., Unilab Corp., United Healthcare Corporation and Westinghouse Electric Corporation.

     Other Tenants. Our other tenants include over 400 privately owned businesses located in our office buildings and 12 private companies in our healthcare buildings.

                                  MANAGEMENT

     The Trustees and executive officers of HRP are as follows:


             Name                 Age                         Position
             ----                 ---                         --------
Barry M. Portnoy                  53     Managing Trustee
Gerard M. Martin                  64     Managing Trustee
Bruce M. Gans, M.D.               51     Trustee
Rev. Justinian Manning, C.P.      72     Trustee
Patrick F. Donelan                56     Trustee
David J. Hegarty                  41     President, Chief Operating Officer and Secretary
Ajay Saini                        38     Treasurer and Chief Financial Officer
John A. Mannix                    42     Executive Vice President
David M. Lepore                   38     Senior Vice President


     Barry M. Portnoy was our founder and has been a Trustee since our organization in 1986. Mr. Portnoy also serves as a Managing Trustee of HPT. Mr. Portnoy was a partner in the law firm of Sullivan & Worcester LLP from 1978 through March 1997.

     Gerard M. Martin was our founder and has been a Trustee since our organization in 1986. Mr. Martin also serves as a Managing Trustee of HPT.

     Bruce M. Gans, M.D. has been a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University and a Senior Vice President of the Detroit Medical Center since 1989.

     The Reverend Justinian Manning, C.P. has been, since September 1990, the pastor of St. Gabriel's parish in Brighton, Massachusetts. He is also on the Board of Directors of Charlesview, a low and moderate income housing program. He is past Treasurer and a former Director of St. Paul's Benevolent, Educational and Missionary Institute, a New Jersey corporation, which oversees foundations in Massachusetts, Connecticut, New York, Pennsylvania, Maryland and Florida and the Institute's Overseas Missions. He was formerly on the Board of Directors of St. Paul's Monastery Manor, in Pittsburgh, Pennsylvania, a congregate housing facility. He belonged to the Provincial Council of the Passionist Provincialate and is the former Director of Consolidation for the Community.

     Patrick F. Donelan has been since 1996 Executive Vice President of Dresdner Kleinwort Benson North America LLC, a New York based banking institution, which is a subsidiary of Dresdner Bank AG of Germany. Prior to 1996 Mr. Donelan was Chairman of Kleinwort Benson North America, Inc., a subsidiary of Kleinwort Benson Ltd. of England, which was acquired by Dresdner Bank AG in 1995.

     David J. Hegarty is our President, Chief Operating Officer and Secretary. He has served us in various capacities since 1987, prior to which he was an audit manager with Ernst & Young LLP. Mr. Hegarty is a certified public accountant.

     Ajay Saini is our Treasurer and Chief Financial Officer. Mr. Saini has served us in various capacities since June 1990, prior to which he was employed by Ernst & Young LLP. Mr. Saini is a certified public accountant.

     John A. Mannix is our Executive Vice President. Mr. Mannix served as Vice President with our investment advisor from 1989 to 1998. Mr. Mannix is responsible for acquisitions of medical office, biotechnology and commercial office properties and is active in the leasing of the portfolio. Mr. Mannix is a member of the Urban Land Institute, Building Owners and Managers Association ("BOMA") and the Greater Boston Real Estate Board's Real Estate Finance Association.

     David M. Lepore is our Senior Vice President. Mr. Lepore is responsible for building operations, leasing and acquisition diligence for our properties. Mr. Lepore has been employed in various capacities by our investment advisor since 1992. Prior to 1992 he was employed by The Beacon Companies. Mr. Lepore is a member of BOMA and is a certified Real Property Administrator.

     Our Declaration of Trust provides that a majority of the Board of Trustees will at all times consist of Independent Trustees. Dr. Gans, Mr. Donelan and Rev. Manning are our Independent Trustees. The Independent Trustees are not affiliated with any of our lessees or mortgagors or with our investment advisor, REIT Management & Research, Inc. (the "Advisor"). All major investment and policy decisions affecting us are made by our Board of Trustees.

     All of our day to day operations are conducted by the Advisor pursuant to an investment advisory contract. The Advisor is owned by Messrs. Portnoy and Martin. Messrs. Portnoy, Martin, Hegarty, Saini, Mannix and Lepore, as well as all other personnel involved in our operations, are employees of the Advisor. We pay the Advisor an annual advisory fee calculated on the basis of total assets under management (.7% of the first $250 million, plus .5% of additional assets), and an annual incentive fee for each year equal to 15% of the annual increase in our funds from operations (as defined in the investment advisory contract) per share (but no more than $.01 per share), times the weighted average number of shares outstanding on a fully diluted basis in such year. With respect to properties which are gross leased and/or occupied by multiple tenants, certain property management services, which are beyond the scope of the investment advisory contract, are provided under property management contracts by the Advisor. We believe that the fees paid for property management services (approximately 3% of gross revenues from the affected properties) are at or below the levels that we would pay on an arms' length basis for similar services in the market generally. Prior to our decision to invest in commercial office properties, affiliates of the Advisor had invested in commercial real estate for their own account. Now that we are investing in these types of properties, the Advisor has agreed that it will not purchase or sell any commercial office real estate without first offering it to us. The investment advisory contract and the various property management contracts have all been approved on our behalf by our Independent Trustees. All incentive fees earned by the Advisor are paid in common shares. We believe that our total administrative costs are at or below industry averages.

                           DESCRIPTION OF THE NOTES


     The following description of the particular terms of the notes supplements, and to the extent inconsistent with, replaces the description of the general terms and provisions of debt securities set forth under "Description of Debt Securities" in the accompanying prospectus to which reference is hereby made. We have provided a Glossary at the end of this prospectus supplement to define certain capitalized words used in discussing the terms of the notes.


General


     We will issue the notes under an Indenture dated as of July 9, 1997 and a Supplemental Indenture dated as of November 30, 1998 (together, the "Indenture") between us and State Street Bank and Trust Company, as Trustee. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. This prospectus supplement briefly outlines some of the provisions of the Indenture. These summaries are not complete. If you would like more information on these provisions, review the copy of the Indenture that we have filed with the Securities and Exchange Commission. See "Incorporation of Certain Information By Reference" and "Where You Can Find More Information" in this prospectus supplement and "Available Information" in the accompanying prospectus for information about how to locate these documents. You may also review the Indenture at the Trustee's corporate trust office at Two International Place, Boston, Massachusetts 02110. All section references appearing below are to sections of the Indenture.

     The notes will be a separate series under the Indenture, initially in the aggregate principal amount of $130,000,000. This series may be "reopened" and we may from time to time issue additional notes of the same series. The notes will mature (unless previously redeemed) on November 15, 2013. The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The notes will be evidenced by a global note in book-entry form, except under the limited circumstances described below under "--Book Entry System and Form of Notes."

     The notes will be senior unsecured obligations of HRP and will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The notes will be effectively subordinated to our mortgages and other secured indebtedness, and to indebtedness and other liabilities of our Subsidiaries. Accordingly, such prior indebtedness will have to be satisfied in full before you will be able to realize any value from the secured or indirectly held properties.

     As of September 30, 1998, on an adjusted pro forma basis after giving effect to the issuance of the notes and the application of the proceeds from the sale of the notes, our total outstanding indebtedness (including under the Bank Credit Facility) was approximately $1.1 billion, of which approximately 97.7% was unsecured, and the indebtedness of our Subsidiaries was $25 million. In addition, our Subsidiaries (with certain exceptions) are guarantors of our Bank Credit Facility. The Bank Credit Facility is currently an unsecured revolving credit facility in the amount of $500 million. We and our Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Certain Covenants" and "--Merger, Consolidation or Sale" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying prospectus, the Indenture does not contain any other provisions that would limit our ability to incur indebtedness or that would afford you protection in the event of (1) a highly leveraged or similar transaction involving us or any of our affiliates, (2) a change of control, or (3) a reorganization, restructuring, merger or similar transaction involving us that may adversely affect you. In addition, subject to the limitations set forth under "--Certain Covenants" and "--Merger, Consolidation or Sale" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying prospectus, we may, in the future, enter into certain transactions such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which might have an adverse effect on our ability to service our indebtedness, including the notes. We have no present intention of engaging in a highly leveraged or similar transaction.


Interest and Maturity

     The notes will bear interest at the rate per annum set forth on the cover page of this prospectus supplement from November 30, 1998 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid. Interest is payable in arrears on the 15th of each month (the "Interest Payment Dates"), commencing January 15, 1999, to the persons in whose names the notes are registered in the security register applicable to the notes at the close of business on the first day of each month (the "Regular Record Dates") immediately before the Interest Payment Dates regardless of whether the Regular Record Date is a Business Day. Accrued interest is also payable on the date of maturity or earlier redemption of the notes (the "Maturity Date"). Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.


Optional Redemption of the Notes

     We may not redeem the notes prior to November 15, 2003. From and after November 15, 2003, we may redeem some or all of the notes from time to time before they mature. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest.


     We are required to give notice of such a redemption not less than 30 days nor more than 60 days prior to the redemption date by first class mail to each holder's address appearing in the securities register maintained by the Trustee. In the event we elect to redeem less than all of the notes, the particular notes to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

     We are not required to make any sinking fund or redemption payments prior to the stated maturity of the notes.


Certain Covenants

     Limitations on Incurrence of Debt. We will not, and will not permit any Subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of HRP and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication)
(1) the Total Assets of HRP and its Subsidiaries as of the end of the calendar quarter covered in HRP's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by HRP or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the above limitations on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Secured Debt if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of HRP and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the above limitations on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (1) such Debt and any other Debt incurred by HRP and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (2) the repayment or retirement of any other Debt by HRP and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt repaid under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (3) in the case of Acquired Debt or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (4) in the case of any acquisition or disposition by HRP or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such as adjusted calculation. If the Debt giving rise to the need to make the foregoing calculation or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate then, for purposes of calculating the Annual Debt Service, the interest rate on such Debt will be computed on a pro forma basis as if the average interest rate which would have been in effect during the entire such four-quarter period had been the applicable rate for the entire such period.

     Maintenance of Total Unencumbered Assets. We and our Subsidiaries will maintain Total Unencumbered Assets of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt of HRP and its Subsidiaries on a consolidated basis.

     See "Description of Debt Securities--Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to us.


Merger, Consolidation or Sale

     We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

   (1) either we are the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is an entity organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium, if any, on) and any interest on all of the notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by us;

   (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of HRP or any Subsidiary as a result thereof as having been incurred by HRP or such Subsidiary at the time of such transaction, no event of default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

   (3) an officers' certificate and legal opinion covering such conditions are delivered to the Trustee.


Events of Default, Notice and Waiver

     The Indenture provides that the following events are "events of default" with respect to the notes:

   (1) default for 30 days in the payment of any installment of interest payable on any note when due and payable;

   (2) default in the payment of the principal of (or premium, if any, on) any note when due and payable;

   (3) default in the performance, or breach, of any covenant of HRP contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of debt securities other than the notes), which continues for 60 days after written notice as provided in the Indenture;

   (4) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by HRP (or by any Subsidiary, the repayment of which HRP has guaranteed or for which HRP is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 10 days after written notice to HRP by the Trustee or to HRP and the Trustee by the holders of at least 25% in principal amount of the outstanding notes as provided in the Indenture; or

   (5) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of HRP or any Significant Subsidiary or for all or substantially all of either of their property.

     Upon the acceleration of notes in accordance with the terms of the Indenture following the occurrence of an event of default, the principal amount of the notes, plus accrued and unpaid interest thereon will become due and payable. See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying prospectus for a description of rights, remedies and other matters relating to events of default.


Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

Book-Entry System and Form of Notes

     The notes will be issued in the form of a single fully registered global note without coupons that will be deposited with The Depository Trust Company, New York, New York, and registered in the name of its nominee, Cede & Co. This means that we will not issue certificates to each owner of notes. One global note will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, the global note may not be transferred, except that DTC, its nominees, and their successors may transfer the global note as a whole to one another.

     Beneficial interests in the global note will be shown on, and transfers of the global note will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its Direct Participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the NYSE, The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We expect that, pursuant to procedures established by DTC, ownership of beneficial interests in the notes evidenced by the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Direct Participants) and records of Direct Participants (with respect to beneficial interests of persons who hold through Direct Participants). Neither we nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Direct Participants relating to beneficial ownership interests in the notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair your ability to own, pledge or transfer beneficial interests in the global note.

     So long as DTC or its nominee is the registered owner of the global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the Indenture. Except as described below, as an owner of a beneficial interest in notes evidenced by the global note you will not be entitled to have any of the individual notes represented by such global note registered in your name, you will not receive or be entitled to receive physical delivery of any such notes in definitive form and you will not be considered the owner or holder thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, you must rely on the procedures of DTC and, if you are not a Direct Participant, on the procedures of the Direct Participant through which you own your interest, to exercise any rights of a "holder" under the Indenture. We understand that, under existing industry practice, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC would authorize the Direct Participants holding the relevant beneficial interest to give or take such action, and such Direct Participants would authorize beneficial owners through such Direct Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, any premium, if any, and any interest or additional amount on individual notes represented by a global note registered in the name of the holder of the global note or its nominee will be made by the Trustee to or at the direction of the holder of the global note or its nominee, as the case may be, as the registered owner of the global note under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose name notes, including a global note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, and interest or additional amount).

     We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Direct Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Direct Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Direct Participants. Redemption notices with respect to any notes will be sent to the holder of the global note (i.e., DTC, its nominee or any subsequent holder). If less than all of the notes of any series are to be redeemed, we expect the holder of the global note to determine the amount of interest of each Direct Participant in the notes to be redeemed by lot. Neither we, the Trustee, any paying agent nor the security registrar for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note for such notes.

     Neither we nor the Trustee will be liable for any delay by the holder of a global note or DTC in identifying the beneficial owners of notes and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global note or DTC for all purposes.

     The notes, which are represented by the global note, will be exchangeable for certificated notes with the same terms in authorized denominations only if:


   o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

   o we determine not to require all of the notes to be represented by a global note and notify the Trustee of our decision, in which case we will issue individual notes in denominations of $1,000 and integral multiples thereof.


Same-Day Settlement and Payment

     The Underwriters will make settlement for the notes in immediately available funds. We will make all payments of principal and interest in respect of the notes in immediately available funds.

     The notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We expect that secondary trading in the certificated securities, if any, will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the notes is based upon the Internal Revenue Code of 1986, as amended (the "Tax Code"), United States treasury regulations, and rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Before purchasing the notes, you should consult your own tax advisor concerning the application of United States Federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

     "U.S. Holder" means a beneficial owner of a note that is for United States Federal income tax purposes:

   (1) a citizen or resident of the United States,

   (2) a corporation or partnership (or other entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia (unless otherwise provided by United States treasury regulations),

   (3) an estate the income of which is subject to United States Federal income taxation regardless of its source,

   (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (or certain electing trusts in existence on August 20, 1996 to the extent provided in United States treasury regulations), or

   (5) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

     "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.


The Notes

     For United States Federal income tax purposes, each note will be treated as indebtedness issued by HRP.


U.S. Holders

     If you are a U.S. Holder:

     Payments of Interest. Interest on a note will generally be includible in your gross income as ordinary interest income at the time such payments are received or accrued in accordance with your regular method of tax accounting. Such interest will be treated as U.S. source income for United States Federal income tax purposes. Purchase price for a note that is allocable to prior accrued interest may be treated as offsetting a portion of the interest income from the next scheduled interest payment on the note.

     Disposition of a Note. Upon the sale, exchange, redemption, retirement or other disposition of a note, you generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon such sale, exchange, redemption, retirement, or other disposition (other than amounts representing accrued and unpaid interest which will be taxable as interest income) and your adjusted tax basis in the note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition; preferential rates of tax may apply to gains recognized upon the disposition of notes held for more than one year.

     Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular United States Federal income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Tax Code, for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules under the Tax Code).


Non-U.S. Holders

     If you are a non-U.S. Holder:

     General. Generally, you will not be subject to United States Federal income taxes on payments of principal, premium (if any), or interest on a note, or on any gain upon disposition or retirement of a note, if (1) you do not own directly or indirectly 10% or more of the shares of beneficial interest of HRP and (2) the last United States payor in the chain of payment (the "Withholding Agent") has received from you in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by you under penalties of perjury certifying that you are not a U.S. Holder and providing your name and address. You may make this statement on an Internal Revenue Service Form W-8 or a substantially similar form, and you must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If you hold a note through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form you provided to the organization or institution. Interest received or gain recognized by you which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

     New Treasury Regulations. United States treasury regulations issued on October 6, 1997 alter the withholding rules on interest paid to a non-U.S. Holder of a note. Under recent administrative guidance, these new regulations are generally effective with respect to interest paid after December 31, 1999. Withholding will generally be excused under these new regulations if you own (directly or indirectly) less than 10% of the shares of beneficial interest of HRP and if you execute the necessary IRS Form W-8. Moreover, under the new regulations, to obtain a reduced rate of withholding under an income tax treaty, you generally will be required to provide an IRS Form W-8 certifying your entitlement to benefits under the treaty. The new regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The new regulations also alter the information reporting and backup withholding rules applicable to non-U.S. Holders and, among other things, provide certain presumptions under which a non-U.S. Holder is subject to backup withholding and information reporting until certification of non-U.S. status is received from such non-U.S. Holder. The foregoing is not intended to be a complete discussion of the new regulations, and we urge you to consult your tax advisor regarding the effect of the new regulations on an investment in the notes.

     Estate Taxes. The notes will not be includable in your estate unless you own directly or indirectly 10% or more of the shares of beneficial interest of HRP or, at the time of your death, payments in respect of the notes would have been effectively connected with your conduct of a trade or business in the United States.


Backup Withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the notes if you are not an "exempt recipient" and you fail to provide certain identifying information (such as your taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. If you are a U.S. Holder, payments made to you in respect of the notes must be reported to the IRS, unless you are an exempt recipient or establish an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for you if you are a non-U.S. Holder and are not an exempt recipient.

     In addition, if you sell a note through a broker, the broker must withhold 31% of your entire sales proceeds, unless either (1) the broker determines that the seller is a corporation or other exempt recipient or (2) you provide, in the required manner, certain identifying information and, if you are a non-U.S. Holder, you certify that you are a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (1) the broker determines that you are an exempt recipient or (2) you certify your non-U.S. status (and certain other conditions are met). Certification of your non-U.S. status if you are a non-U.S. Holder would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your United States Federal income tax, provided you furnish the required information to the IRS.

                                 UNDERWRITING

     Subject to the terms and conditions contained in the purchase agreement, we have agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase the respective principal amount of notes set forth opposite their names below. In the purchase agreement, the several Underwriters have agreed, subject to the terms and conditions set forth in the purchase agreement, to purchase all of the notes offered in this prospectus supplement if any of the notes are purchased. In the event of a default by an Underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the purchase agreement may be terminated.



                                                                        Principal
                 Underwriter                                          Amount of Notes
                 -----------                                          ---------------
      Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated .................................... $ 16,250,000
      Donaldson, Lufkin & Jenrette Securities Corporation .........   16,250,000
      A.G. Edwards & Sons, Inc. ...................................   16,250,000
      Legg Mason Wood Walker, Incorporated ........................   16,250,000
      Morgan Stanley & Co. Incorporated ...........................   16,250,000
      PaineWebber Incorporated ....................................   16,250,000
      Prudential Securities Incorporated ..........................   16,250,000
      Salomon Smith Barney Inc. ...................................   16,250,000
                                                                    ------------
                  Total ........................................... $130,000,000
                                                                    ============



     The Underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of 2.5% of the principal amount thereof. The Underwriters may allow, and those dealers may reallow, a discount not in excess of 2% of the principal amount thereof on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     We have granted to the Underwriters an option to purchase additional notes up to an aggregate amount of $19,500,000, at the public offering price plus accrued interest, if any, less the underwriting discount shown on the cover page of this prospectus supplement, solely to cover overallotments, if any. The option may be exercised at any time within 30 days after the date of this prospectus supplement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase additional notes proportionate to the Underwriter's initial commitment as indicated in the preceding table.

     The following table shows the per note and total underwriting discount to be paid by us to the Underwriters. This information is presented assuming either no exercise or full exercise by the Underwriters of their overallotment option.



                                                   Per Note     Without Option      With Option
                                                   --------     --------------      -----------
   Public offering price ......................       100%       $130,000,000      $149,500,000
   Underwriting discount ......................         3%       $  3,900,000      $  4,485,000
   Proceeds, before expenses, to HRP ..........        97%       $126,100,000      $145,015,000




     We estimate that we will spend approximately $4.1 million for printing, rating agency, trustee, legal, accounting, underwriting discount and other expenses related to the offering of the notes.

     The notes constitute a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange. No assurance can be given as to whether or not a trading market for the notes will develop or as to the liquidity of any trading market for the notes which may develop.

     Until the distribution of the notes is completed, rules of the SEC may limit the ability of the Underwriters to bid for and purchase the notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes.

     If the Underwriters create a short position in the notes in connection with this offering, i.e., they sell more notes than are set forth on the cover page of this prospectus supplement, the Underwriters may reduce that short position by purchasing notes in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us.

                                    RATINGS

     This prospectus supplement refers to ratings currently assigned to certain of HRP's debt. A rating assigned to such debt will reflect the applicable rating agency's assessment of the likelihood that the holders of such debt will receive the payments of interest and principal required to be made. The rating will not be a recommendation to purchase, hold, or sell the notes or any other debt of HRP, and such rating will not comment as to the marketability of the notes or any other debt of HRP, any market price or suitability for a particular investor. There is no assurance that any rating will remain for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency if in such rating agency's judgment circumstances so warrant. Each rating should be evaluated independently of any other rating.


                                 LEGAL MATTERS

     Sullivan & Worcester LLP, Boston, Massachusetts, our lawyers, have issued an opinion about the legality of the notes. Brown & Wood LLP, New York, New York, the Underwriters' lawyers, will also issue an opinion for the Underwriters. Sullivan & Worcester LLP and Brown & Wood LLP will rely, as to certain matters of Maryland law, upon an opinion of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is one of our Managing Trustees. Mr. Portnoy is also a Managing Trustee of HPT and a director and 50% owner of REIT Management & Research, Inc., the investment advisor to HRP, and a director and/or significant shareholder of certain of HRP's tenants. Sullivan & Worcester LLP represents HPT, REIT Management & Research, Inc., such tenants and certain of their affiliates on various matters.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"):

   o Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998; and

   o Current Reports on Form 8-K dated July 1, 1998, August 12, 1998, August 24, 1998, November 12, 1998 and November 24, 1998.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus supplement but before the end of the notes offering:

   o  Reports filed under Sections 13(a) and (c) of the Exchange Act;

   o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

   o  Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any of the filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

       Investor Relations
       HRPT Properties Trust
       400 Centre Street
       Newton, Massachusetts 02458
       (617) 332-3990


                      WHERE YOU CAN FIND MORE INFORMATION

     You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may access our electronic filings on the SEC's Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                          FORWARD-LOOKING STATEMENTS

     This prospectus supplement contains forward-looking statements. We have based these statements on our current expectations or projections about future events and on assumptions we have made. These forward-looking statements are subject to certain risks and uncertainties which could cause actual results or events to differ materially from those we anticipate or project. Prospective purchasers should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

                               ----------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement or the accompanying prospectus, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

     The Amended and Restated Declaration of Trust establishing HRP, dated July 1, 1994, a copy of which, together with all amendments thereto, is duly filed in the office of the Department of Assessments and Taxation of the State of Maryland, provides that the name "HRPT Properties Trust" refers to the trustees under the Declaration collectively as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HRP shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, HRP. All persons dealing with HRP, in any way, shall look only to the assets of HRP for the payment of any sum or the performance of any obligation.

                                   GLOSSARY


     "Acquired Debt" means Debt of a person or entity (1) existing at the time such person or entity becomes a Subsidiary or (2) assumed in connection with the acquisition of assets from such person or entity, in each case, other than Debt incurred in connection with, or in contemplation of, such person or entity becoming a Subsidiary or such acquisition. Acquired Debt is deemed to be incurred on the date of the related acquisition of assets from any person or entity or the date the acquired person or entity becomes a Subsidiary.

     "Annual Debt Service" as of any date means the maximum amount which is expensed in any 12-month period for interest on Debt of HRP and its Subsidiaries.

     "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York or in the city in which the Corporate Trust Office of the Trustee is located are required or authorized to close.

     "Capital Stock" means, with respect to any entity, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such entity and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations of HRP and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (1) interest on Debt of HRP and its Subsidiaries, (2) provision for taxes of HRP and its Subsidiaries based on income, (3) amortization of debt discount and deferred financing costs, (4) provisions for gains and losses on properties and property depreciation and amortization, (5) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (6) amortization of deferred charges.

     "Debt" of HRP or any Subsidiary means, without duplication, any indebtedness of HRP or any Subsidiary, whether or not contingent, in respect of

   (1) borrowed money or evidenced by bonds, notes, debentures or similar instruments,

   (2) indebtedness for borrowed money secured by any encumbrance existing on property owned by HRP or any Subsidiary, to the extent of the lesser of
      (x) the amount of indebtedness so secured and (y) the fair market value of the property subject to such encumbrance,

   (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of HRP or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

   (4) the principal amount of all obligations of HRP or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or

   (5) any lease of property by HRP or any Subsidiary as lessee which is reflected on HRP's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on HRP's consolidated balance sheet in accordance with GAAP.

Debt also includes, to the extent not otherwise included, any obligation by HRP or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another person or entity (other than HRP or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by HRP or any Subsidiary whenever HRP or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any entity, any Capital Stock of such entity which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (2) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (3) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of HRP and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Funds From Operations" or "FFO" means net income (computed in accordance with GAAP), before gain or loss on sale of properties and extraordinary items, depreciation and other non-cash items and includes HRP's pro rata share of the FFO of HPT, a former subsidiary of HRP, which is now a separate publicly traded REIT in which we maintain a minority equity interest.

     "GAAP" means generally accepted accounting principles.

     "Ratio of Earnings to Fixed Charges" for any period means HRP's earnings divided by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before income taxes and extraordinary items. Fixed charges consist of interest costs including amortization of deferred financing costs.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated by the SEC under the Securities Act of 1933, as amended) of HRP.

     "Subsidiary" means any corporation or other entity of which a majority of
(1) the voting power of the voting equity securities or (2) the outstanding equity interests of which are owned, directly or indirectly, by HRP or one or more other Subsidiaries of HRP. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (1) the Undepreciated Real Estate Assets and (2) all other assets of HRP and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (1) those Undepreciated Real Estate Assets not subject to an encumbrance for borrowed money and (2) all other assets of HRP and its Subsidiaries not subject to an encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of HRP and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of HRP or any Subsidiary.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                     Page
                                                                                    -----
Introduction to Unaudited Adjusted Pro Forma Consolidated Financial Statements ..    F-2

Unaudited Adjusted Pro Forma Consolidated Balance Sheet as of September 30, 1998     F-3

Unaudited Adjusted Pro Forma Consolidated Statement of Income for the nine months
  ended September 30, 1998 ......................................................    F-4

Unaudited Adjusted Pro Forma Consolidated Statement of Income for the year ended
  December 31, 1997 .............................................................    F-5

Notes to Unaudited Adjusted Pro Forma Consolidated Financial Statements .........    F-6

                             HRPT PROPERTIES TRUST


Introduction to Unaudited Adjusted Pro Forma Consolidated Financial Statements

     The following unaudited adjusted pro forma consolidated balance sheet at September 30, 1998, is intended to present our consolidated financial position as if the transactions described in the notes hereto were completed on September 30, 1998. The following unaudited adjusted pro forma consolidated statements of income are intended to present our consolidated results of operations as if these transactions were completed as of the beginning of the periods presented. These unaudited pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by reference to, our separate consolidated financial statements for the year ended December 31, 1997, incorporated herein by reference to our Current Report on Form 8-K dated February 27, 1998, our unaudited consolidated financial statements for the quarter ended September 30, 1998, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and our unaudited pro forma consolidated financial statements incorporated herein by reference to our Current Report on Form 8-K dated November 12, 1998.

     In addition to pro forma adjustments relating to properties acquired during 1997 and 1998, these unaudited adjusted pro forma consolidated financial statements include adjustments for the results of certain properties which were under development during 1997 or 1998. See Notes B, G and J. HRP believes that presentation of combined pro forma and adjusted financial data is meaningful and relevant to an understanding of the effects of the transactions described in the notes hereto on HRP. We can give no assurance that these adjusted pro forma consolidated financial statements reflect the consolidated financial results which would have been realized if the acquisition and development of the relevant property were completed as of the beginning of the period presented.

     These unaudited pro forma consolidated financial statements are not necessarily indicative of what the actual consolidated financial position or results of operations of HRP would have been as of the date or for the period indicated, nor do they represent our expected consolidated financial position or results of operations for any future period. Differences would result from, among other considerations, future changes in our portfolio of investments, changes in interest rates, changes in our capital structure, changes in the occupancy of our properties, changes in rent which we receive, delays in the acquisition of certain properties and changes in property level operating expenses.

                             HRPT PROPERTIES TRUST


             Unaudited Adjusted Pro Forma Consolidated Balance Sheet
                               September 30, 1998
                (dollars in thousands, except per share amounts)




                                                                                                                  Adjusted
                                                                             Historical (A)    Adjustments       Pro Forma
                                                                             --------------    -----------       ---------
                                                             ASSETS
Real estate properties, at cost:
  Land ...................................................................    $  347,408       $   31,343        $  378,751
  Buildings and improvements .............................................     2,439,848          119,986         2,559,834
                                                                              ----------       ----------        ----------
                                                                               2,787,256          151,329 (B)     2,938,585
  Less accumulated depreciation ..........................................      (153,137)              --          (153,137)
                                                                              ----------       ----------        ----------
                                                                               2,634,119          151,329         2,785,448
Real estate mortgages and notes, net .....................................        69,369               --            69,369
Investment in HPT ........................................................       111,345               --           111,345
Cash and cash equivalents ................................................        46,942          (37,279)(C)         9,663
Interest and rents receivable ............................................        29,557               --            29,557
Other assets, net ........................................................        34,764           (6,050)(D)        28,714
                                                                              ----------       ----------        ----------
                                                                              $2,926,096       $  108,000        $3,034,096
                                                                              ==========       ==========        ==========

                                               LIABILITIES AND SHAREHOLDERS' EQUITY

Bank notes payable .......................................................    $   95,000       $  (22,000)(E)    $   73,000
Senior notes payable, net ................................................       659,402          130,000 (F)       789,402
Mortgage notes payable ...................................................        25,399               --            25,399
Convertible subordinated debentures ......................................       204,863               --           204,863
Accounts payable and accrued expenses ....................................        34,780               --            34,780
Deferred rents ...........................................................        34,696               --            34,696
Security deposits ........................................................        18,143               --            18,143
Due to affiliates ........................................................        15,245               --            15,245
Shareholders' equity:
  Preferred shares of beneficial interest, $.01 par value;
   50,000,000 shares authorized; none issued .............................            --               --                --
  Common shares of beneficial interest, $.01 par
   value; 150,000,000 shares authorized; 131,547,178
   shares issued and outstanding .........................................         1,315               --             1,315
  Additional paid-in capital .............................................     1,964,878               --         1,964,878
  Cumulative net income ..................................................       525,602               --           525,602
  Dividends ..............................................................      (653,227)              --          (653,227)
                                                                              ----------       ----------        ----------
   Total shareholders' equity ............................................     1,838,568               --         1,838,568
                                                                              ----------       ----------        ----------
                                                                              $2,926,096       $  108,000        $3,034,096
                                                                              ==========       ==========        ==========

                             HRPT PROPERTIES TRUST


          Unaudited Adjusted Pro Forma Consolidated Statement of Income
                  For the Nine Months Ended September 30, 1998
                  (amounts in thousands, except per share data)




                                                                                                     Adjusted
                                                               Historical (A)    Adjustments          Pro Forma
                                                               --------------    -----------         ------------
Revenues:
  Rental income ..........................................       $239,045         $53,382(G)           $292,427
  Interest and other income ..............................         13,158             --                 13,158
                                                                 --------         -------              --------
   Total revenues ........................................        252,203         53,382                305,585
                                                                 --------         -------              --------
Expenses:
  Operating expenses .....................................         51,535         15,432(G)              66,967
  Interest ...............................................         45,788         11,173(G, H)           56,961
  Depreciation and amortization ..........................         43,093          9,699(G)              52,792
  General and administrative .............................         12,354          2,082(G)              14,436
                                                                 --------         -------              --------
   Total expenses ........................................        152,770         38,386                191,156
                                                                 --------         -------              --------
Income before equity in earnings of HPT ..................         99,433         14,996                114,429
Equity in earnings of HPT ................................          5,541             --                  5,541
Gain on equity transaction of HPT ........................          2,470             --                  2,470
                                                                 --------         -------              --------
Income before extraordinary item .........................        107,444         14,996                122,440
Extraordinary item--early extinguishment of debt .........         (2,140)            --                 (2,140)
                                                                 --------         -------              --------
Net income ...............................................       $105,304         $14,996              $120,300
                                                                 ========         =======              ========
Basic FFO ................................................       $153,228         $24,695              $177,923
                                                                 ========         =======              ========
Diluted FFO ..............................................       $165,384         $24,695              $190,079
                                                                 ========         =======              ========
Weighted average common shares outstanding ...............        115,931         15,392(I)             131,323
                                                                 ========         =======              ========
Diluted average common shares outstanding ................        127,437         15,392(I)             142,829
                                                                 ========         =======              ========
Basic and diluted earnings per common share:
Net income ...............................................       $   0.91                              $   0.92
                                                                 ========                              ========
Basic FFO ................................................       $   1.32                              $   1.35
                                                                 ========                              ========
Diluted FFO ..............................................       $   1.30                              $   1.33
                                                                 ========                              ========

                             HRPT PROPERTIES TRUST


         Unaudited Adjusted Pro Forma Consolidated Statement of Income
                      For the Year Ended December 31, 1997
                 (amounts in thousands, except per share data)




                                                                                                        Adjusted
                                                              Historical (A)       Adjustments         Pro Forma
                                                              --------------       -----------         ---------
Revenues:
  Rental income ..........................................      $ 188,000          $  192,103(J)        $380,103
  Interest and other income ..............................         20,863                (366)            20,497
                                                                ---------          ----------           --------
   Total revenues ........................................        208,863             191,737            400,600
                                                                ---------          ----------           --------
Expenses:
  Operating expenses .....................................         26,765              58,004(J)          84,769
  Interest ...............................................         36,766              36,833(J,K)        73,599
  Depreciation and amortization ..........................         39,330              34,356(J)          73,686
  General and administrative .............................         11,670               8,850(J)          20,520
                                                                ---------          ----------           --------
   Total expenses ........................................        114,531             138,043            252,574
                                                                ---------          ----------           --------
Income before equity in earnings of HPT, gain on sale
  of properties and extraordinary item ...................         94,332              53,694            148,026
Equity in earnings of HPT ................................          8,590                  --              8,590
Gain on equity transaction of HPT ........................          9,282                  --              9,282
                                                                ---------          ----------           --------
Income before gain on sale of properties and
  extraordinary item .....................................        112,204              53,694            165,898
Gain on sale of properties, net ..........................          2,898                  --              2,898
                                                                ---------          ----------           --------
Income before extraordinary item .........................        115,102              53,694            168,796
Extraordinary item--early extinguishment of debt .........         (1,102)                 --             (1,102)
                                                                ---------          ----------           --------
Net income ...............................................      $ 114,000          $   53,694           $167,694
                                                                =========          ==========           ========
Basic FFO ................................................      $ 146,312          $   88,050           $234,362
                                                                =========          ==========           ========
Diluted FFO ..............................................      $ 162,738          $   88,050           $250,788
                                                                =========          ==========           ========
Weighted average common shares outstanding ...............         92,168              38,557(L)         130,725
                                                                =========          ==========           ========
Diluted average common shares outstanding ................        103,952              38,557(L)         142,509
                                                                =========          ==========           ========
Basic and diluted earnings per common share:
Net income ...............................................      $    1.24                               $   1.28
                                                                =========                               ========
Basic FFO ................................................      $    1.59                               $   1.79
                                                                =========                               ========
Diluted FFO ..............................................      $    1.57                               $   1.76
                                                                =========                               ========

                             HRPT PROPERTIES TRUST

    Notes To Unaudited Adjusted Pro Forma Consolidated Financial Statements
                             (dollars in thousands)

A. Represents the historical consolidated balance sheet and income statement of HRP as of and for the periods ending December 31, 1997, and September 30, 1998, respectively.


                     Consolidated Balance Sheet Adjustments

B. Represents HRP's acquisitions in October 1998 of developable land and five commercial office properties located in Texas and a commercial office property located in Maryland (the "Recent Acquisitions") and the proposed acquisitions of a commercial office property located in California and two commercial office properties located in Texas (the "Proposed Acquisitions"). The Proposed Acquisitions are subject to various closing conditions customary in real estate transactions, including, but not limited to, due diligence and final documentation. We can give you no assurance as to when or if these Proposed Acquisitions will be consummated. The effects are as follows:


       Real estate, at cost .........    $  20,590
       Cash .........................          (22)
       Other assets, net ............      (10,068)
                                         ---------
       Bank notes payable ...........    $  10,500
                                         =========

C. Represents net cash on hand used for the Recent Acquisitions and the expected cash to be used for the Proposed Acquisitions.

D. Represents deferred financing costs in connection with the issuance of the notes, offset by deposits relating to the Recent Acquisitions and the Proposed Acquisitions.

E. Represents proposed net borrowings under HRP's revolving line of credit as follows:


       Repayment with proceeds from this offering ........................     $ (126,000)
       Drawings to partially fund the Recent Acquisitions and the Proposed
        Acquisitions .....................................................        104,000
                                                                               ----------
                                                                               $  (22,000)
                                                                               ==========


F. Represents the issuance of the notes.


Consolidated Statement of Income Adjustments for the Nine Months Ended September 30, 1998

G. Represents the increases in rental income, operating expenses, interest expense, depreciation and amortization and general and administrative expenses arising from the Proposed Acquisitions, the Recent Acquisitions and HRP's acquisitions during the first nine months of 1998 of two medical office properties and seven commercial office properties located in Pennsylvania, two commercial office properties and three medical office properties located in Texas, a medical office property and three commercial office properties located in Massachusetts, a commercial office property located in Maryland, a medical office property located in California, four commercial office properties located in New Jersey, a commercial office property located in Connecticut, a commercial office property located in Ohio, a commercial office property located in Washington D.C., a commercial office property located in New York, three commercial office properties located in Minnesota, a commercial office property located in Delaware, a commercial office property located in Virginia, a commercial office property located in Tennessee and three medical office properties and a commercial

                             HRPT PROPERTIES TRUST

    Notes To Unaudited Adjusted Pro Forma Consolidated Financial Statements
                             (dollars in thousands)

   office property located in Florida (including the Recent Acquisitions and the Proposed Acquisitions, collectively, the "1998 Acquisitions"). These acquisitions were funded with available cash and by drawings under our Bank Credit Facility.

  The effects of the Proposed Acquisitions are as follows:


  Total revenue ...............    $2,558
  Total expenses ..............     1,755
                                   ------
  Net income ..................    $  803
                                   ======

H. Represents the net increase in interest expense relating to the issuance of additional Remarketed Reset Notes and 6.7% Senior Notes due in 2005 (the "6.7% Notes") in February 1998, the issuance of 6-7/8% Senior Notes due in 2002 (the "6-7/8% Notes") in August 1998, the net decrease in interest expense arising from HRP's sale of common shares in February 1998, March 1998 and June 1998, and the use of proceeds from this offering to repay amounts then outstanding on our Bank Credit Facility.

I. Reflects the sale of common shares by HRP during February 1998, March 1998 and June 1998.


Consolidated Statement of Income Adjustments for the Year Ended December 31,
1997

J. Represents the increases in rental income, operating expenses, interest expense, depreciation and amortization and general and administrative expenses arising from the 1998 Acquisitions, and the acquisitions during 1997 of the Government leased properties from Government Property Investors, Inc. ("GPI"), two medical office properties and two parking structures located in California, a 200 unit retirement housing property located in Washington, 20 medical office clinics and ancillary structures located in Massachusetts, three medical and two commercial office properties located in Pennsylvania, a medical office property located in Colorado, a medical office property located in Maryland, a medical laboratory property located in Rhode Island, three medical office properties located in California and a medical office property located in Washington D.C. These acquisitions were funded with available cash and by drawings under our Bank Credit Facility.

  The effects of the Proposed Acquisitions are as follows:


  Total revenue ...............    $11,630
  Total expenses ..............      6,623
                                   -------
  Net income ..................    $ 5,007
                                   =======

K. Represents the net increase in interest expense relating to the issuance of Remarketed Reset Notes in July 1997 and February 1998, the issuance of 6.75% Senior Notes due in 2002 in December 1997, the 6.7% Notes, the 6-7/8% Notes, the assumption of indebtedness pursuant to the acquisition of GPI, the net decrease in interest expense arising from the prepayment of certain floating rate senior notes in July 1997, the issuance of common shares pursuant to the GPI acquisition, the sale of common shares in February 1998, March 1998 and June 1998, and the use of proceeds from this offering to repay amounts then outstanding on our Bank Credit Facility.

L. Reflects the issuance of common shares by HRP in March 1997, February 1998, March 1998 and June 1998.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

================================================================================


                                 $130,000,000



                             HRPT Properties Trust


                   8-1/2% Monthly Income Senior Notes due 2013




                           -------------------------

                             PROSPECTUS SUPPLEMENT

                          -------------------------

                               Merrill Lynch & Co.

                          Donaldson, Lufkin & Jenrette

                            A.G. Edwards & Sons, Inc.

                             Legg Mason Wood Walker
                                  Incorporated

                           Morgan Stanley Dean Witter

                            PaineWebber Incorporated

                       Prudential Securities Incorporated

                              Salomon Smith Barney





                                November 24, 1998


================================================================================